UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MicroCloud Hologram Inc.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

G55032 109

(CUSIP Number)

Wei Peng

c/o Best Road Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building,

Road Town, Tortola, British Virgin Islands

(+852) 2522-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55032 109
1	Names of Reporting Persons Best Road Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,302,047 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,302,047 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,302,047 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.34% (3)
14	Type of Reporting Person CO

(1)	The reported securities are held by Best Road Holdings Limited (“Best Road”). Mr. Wei Peng beneficial owns the reported securities held by Best Road.
(2)	As discussed in further detail under items 3, 4 and 5 of this Schedule 13D, on September 16, 2022, the Issuer (defined below) consummated its business combination with MC Hologram Inc. and other entities incorporated for the purpose of the business combination. The reported securities were received as consideration in connection with the Business Combination.
(3)	The percentage ownership interest is determined based on 50,812,035 ordinary shares of the Issuer outstanding after the closing of the Business Combination on September 16, 2022 and reported in the Current Report on Form 8-K filed on September 22, 2022 by the Issuer with the SEC under “Item 2.01. Completion of Acquisition or Disposition of Assets. – Form 10 Information – Beneficial Ownership of Securities.”

CUSIP No. G55032 109
1	Names of Reporting Persons Wei Peng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,302,047 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,302,047 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,302,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.34% (2)
14	Type of Reporting Person IN, HC

(1)	The reported securities are held by Best Road Holdings Limited (“Best Road”). Mr. Wei Peng beneficial owns the reported securities held by Best Road.
(2)	The percentage ownership interest is determined based on 50,812,035 ordinary shares of the Issuer outstanding after the closing of the Business Combination on September 16, 2022 and reported in the Current Report on Form 8-K filed on September 22, 2022 by the Issuer with the SEC under “Item 2.01. Completion of Acquisition or Disposition of Assets. – Form 10 Information – Beneficial Ownership of Securities.”

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of ordinary shares, par value $0.0001 per share (the “ordinary shares”), of MicroCloud Hologram Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at Room 302, Building A, Zhongkenaneng Building, Yuexing Sixth Road, Nanshan District, Shenzhen, P.R. China.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by Wei Peng and Best Road Holdings Limited., a British Virgin Islands company (“Best Road,” and together with Wei Peng, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is Room 2517, Building B, Jintong Building, No. 1058, Aiguo Road,Luohu District, Shenzhen, P.R.China.

(c) Wei Peng is the Chairman of the Board of the Issuer, a holographic software technology service company. Best Road is a British Virgin Islands company and is a wholly-owned company of Wei Peng.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Wei Peng is a citizen of the P. R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. On September 16, 2022, upon consummation of the Business Combination, Golden Path issued 44,554,455 shares of ordinary shares, par value $0.0001 per share, of Golden Path (the “ordinary shares”) to MC’s shareholders in exchange for the cancellation of all equity interests held by the MC shareholders in MC Hologram Inc, a Cayman Islands exempted company (“MC”). The Reporting Persons are shareholders of MC.

Item 4.	Purpose of Transaction.

Business Combination

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On September 10, 2021, Golden Path, Golden Path Merger Sub Corporation and MC Hologram Inc. entered into a Business Combination Agreement, as amended on August 5, 2022 and August 10, 2022 (the “Business Combination Agreement”). On September 16, 2022 (the “Closing Date”), in accordance with the Business Combination Agreement, the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Business Combination”) occurred, pursuant to which Golden Path issued [8,302,047] shares of ordinary shares to Best Road in exchange for the cancellation by Best Road of all of the issued and outstanding limited liability company interests of MC owned by Best Road. As a result of the Business Combination, MC is now a wholly-owned subsidiary of the Issuer, which has changed its name to “MicroCloud Hologram Inc.”

Registration Rights Agreement

In connection with the Business Combination, Golden Path and MC shareholders (including the Reporting Persons) entered into a registration rights agreement on September 10, 2021 (“Registration Rights Agreement”), to provide for the registration under the Securities Act of 1933 of the Consideration Shares with respect to the shares issued to MC shareholders in connection with the Business Combination. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such Rights Holders. The Registration Rights Agreement also provides the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-Up Agreement

In connection with the Closing of the Business Combination, the Company entered into Lock-Up Agreements with each MC shareholder (including the Reporting Persons) and Peace Asset Management Ltd. which provides in pertinent part that all shares held by the parties to the lock-up agreements will be subject to restrictions of sale, transfer or assignment as follows: (A) 50% of the shares until the earlier of (i) six (6) months after the date of the consummation of the Merger or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger, and (B) the remaining 50% of the shares may not be transferred, assigned or sold until six months after the date of the consummation of the Business Combination.

Of the total 44,554,455 ordinary shares issued in the Business Combination to the MC shareholders, 3,000,000 ordinary shares will be free of any lock-up restrictions.

Following the Closing of the Business Combination, the board of directors and management of the Issuer is comprised of the following individuals: (1) Wei Peng, Chairman of the Board of Directors, (2) Guohui Kang, Chief Executive Officer (3) Bei Zhen, Chief Financial Officer, (4) Guolong Qi, Chief Operating Officers, (5) Jianbo Zhou, Chief Technology Officer, (6) Mi Zhou, Han Qin, Xu Zhang and Jun Liu, independent directors of the Issuer. Prior to the Business Combination, the board of directors and management of the Issuer was comprised of the following individuals: (1) Shaosen Cheng, Chairman of the Board of Directors and Chief Executive Officer, (2) Teddy Zheng, Chief Financial Officers, (3) Jun Liu, Hai Lin and Xu Zhang were independent directors of the Issuer prior to the consummation of the Business Combination.

Upon the Closing of the Business Combination, the Issuer adopted an Amended and Restated Articles of Incorporation in accordance with the Business Combination Agreement.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell or otherwise dispose of all or a portion of the securities then held, in the open market or in privately negotiated transactions or otherwise. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and stockholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	Wei Peng beneficially owns 8,302,047 shares of ordinary shares, which is held through by Best Road, representing 16.34% of the outstanding shares of ordinary shares as of September 16, 2022, based on 50,812,035 shares of ordinary shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 22, 2022. Best Road holds 8,302,047 shares of Ordinary shares, representing 16.34% of such outstanding shares of Ordinary shares.

(b)	Each of Wei Peng and Best Road has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all of the shares of ordinary shares that he or it beneficially owns.

(c)	Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the ordinary shares in the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary shares beneficially owned by the Reporting Persons, except that Wei Peng has such rights with respect to Best Road.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement, and is incorporated herein by reference. A copy of each of these agreements in form is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Business Combination and Merger Agreement dated as of September 10, 2021 by and among MC Hologram, Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 13, 2021).

3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 22, 2022)

4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 22, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

/s/ Wei Peng
Wei Peng

Best Road Holdings Limited

By:	/s/ Wei Peng
Name:	Wei Peng
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of MicroCloud Hologram Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: September 26, 2022

/s/ Wei Peng
Wei Peng

Best Road Holdings Limited

By:	/s/ Wei Peng
Name:	Wei Peng
Title:	Director